EXHIBIT 12-a

ADC Telecommunications
Ratio of Earnings to Fixed Charges

	Fiscal Year Ended October 31
	2003	2002	2001	2000	1999
Earnings Income (loss) before income taxes	$ (82.1)	$ (882.2)	$ (1,920.7)	$ 1,460.4	$ 134.9
ADD + Adjustment for minority interests in consolidated	—	2.6	9.7	—	—
subsidiaries or income or loss from equity investees
+ Fixed Charges	7.2	11.3	16.2	7.9	11.6
+ Distributed income of equity investees	—	—	—	—	—
+ ADC's share of pre-tax losses of equity investees for	—	—	—	—	—
which charges arising from guarantees are included in
fixed charges

Sub-total	(74.9)	(868.3)	(1,894.8)	1,468.3	146.5

SUBTRACT

- Interest Capitalized	—	—	—	—	—
- Preference security dividend requirements of	—	—	—	—	—
consolidated subsidiaries
- Minority interest in pre-tax income of subsidiaries	—	—	—	—	—
that have not incurred fixed charges

Sub-total	—	—	—	—	—

Total Earnings	$ (74.9)	$ (868.3)	$ (1,894.8)	$ 1,468.3	$ 146.5

Fixed Charges

Interest Expensed	$ 3.6	$ 4.0	$ 8.8	$ 4.1	$ 7.7
Interest Capitalized	—	—	—	—	—
Amortized premiums, discounts & capitalized expenses	0.6	—	—	—	—
related to indebtedness
Interest Within Rental Expense	3.0	7.3	7.4	3.8	3.9
Preference Security Dividend Requirements	—	—	—	—	—

Total Fixed Charges	$ 7.2	$ 11.3	$ 16.2	$ 7.9	$ 11.6

Ratio of Earnings to Fixed Charges	(10.4)	(76.8)	(117.0)	185.9	12.6
Deficiency of Earnings to Fixed Charges	$ 82.1	$ 879.6	$ 1,911.0

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